BONE BIOLOGICS CORPORATION
321 cOLUMBUS aVENUE
BOSTON, MASSACHUSETTS 02116

August 8, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Bone Biologics Corporation; Registration Statement on Form S-1
(Reg. No. 333-212892)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 P.M., Washington, D.C. time, on Friday, August 12, 2016, or as soon thereafter as is practicable. Please call David Ficksman at (310) 789-1290 to confirm the effectiveness.

In making this request, Bone Biologics Corporation (the “Company”) acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

●	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

Very truly yours,

/s/ DEINA WALSH
Deina Walsh
Chief Financial Officer
cc:	David L. Ficksman
Stephen LaNeve